Exhibit 99.1

Nova Minerals Outlines Estelle 15,000m Exploration and Project Advancement Plan

Anchorage Alaska, May 30, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce that preparations are now well underway for the upcoming field season at its over 500km2 flagship Estelle Project located in the Tintina Gold Belt in Alaska. A 15,000m drill program is set to commence shortly which will focus on key targets at RPM, Stibium, and Korbel.

Highlights

●	Helicopters, pad building crews, drillers, and geologists are now onsite to commence preparations for the 2025 field program, with drilling expected to commence in the coming weeks (Figures 1 and 2).

●	The 2025 field campaign will concentrate on infill and expansion drilling at RPM and Korbel, supporting the advancement of feasibility studies and streamlining the permitting process (Figure 3, 4, 5 and 8).

●	Initial drilling will also commence at the Stibium prospect, where surface sampling programs have identified an extensive 800m long by 400m wide gold-antimony rich zone with results up to 141 g/t Au and 60.5% Sb (ASX Announcement: 14 January 2025), aiming to establish a maiden mineral resource estimate for both gold and antimony (Figures 6 and 7).

●	A comprehensive multi-element surface sampling exploration program will be carried out across the broader Estelle project area (Figure 9).

●	Nova’s application for potential U.S. Department of Defense funding—aimed at accelerating the establishment of a mineral resource estimate, as well as processing, refining, and eventual antimony production at Estelle—continues to advance. Pending a successful outcome of its funding application, the Company intends to deploy additional diamond drill rigs to expand the 2025 drilling program. This would allow for extended drilling at the Stibium prospect and the potential commencement of initial drill testing at the highly prospective Styx target.

●	A majority of the drilling undertaken this year will be assayed for gold, antimony, and a suite of multi-elements, with results to be released to the market progressively as laboratory assays are received.

Nova CEO, Mr Christopher Gerteisen commented: “We are excited to commence the 2025 field season with a 15,000-metre drilling program aimed at unlocking further value across our Estelle Project. This campaign will focus on advancing the RPM and Korbel gold deposits toward feasibility and permitting, while also initiating a maiden resource at the Stibium prospect for both gold and antimony. With both metals trading near historic highs, the strategic significance and potential economic return of these near-surface assets underscore Nova’s strong growth trajectory and long-term value proposition.”

2025 Field Program Preparations

Preparations are now well underway for the upcoming field season at Nova’s Estelle Project in Alaska. The Whiskey Bravo airstrip has been cleared, and over the past few weeks, fuel and supplies have been flown in, with deliveries still ongoing. Generators are up and running, the camp has been de-winterized, and pad construction and support crews, along with the geology team, have begun arriving on site. The first helicopter arrived this week, and initial drill teams have been mobilized, with more expected in the coming weeks. They will be preparing 2 diamond drill rigs and the company-owned reverse circulation (RC) rig, with drilling anticipated to begin, weather permitting, in the coming weeks. Over the winter, the RC rig was also fitted with a new compressor, to enable deeper drilling up to 100 meters.

With both gold and antimony prices near all-time highs, Nova is set to significantly ramp up its operations this season. Up to 40 people will be housed at our fully operational camp, which will serve as the central hub for drill teams, providing logistical support and ensuring all necessary resources are in place for the season ahead.

Figure 1. Camp and pad building crew on site

Figure 2. Preparations for the 2025 field season are well underway

2025 Program Plans

To ensure cost efficiency, the 2025 drilling campaign will utilize two diamond drill rigs alongside the Company-owned reverse circulation (RC) rig. The program is scheduled to run for a minimum of three months during the Alaskan summer, taking advantage of near 24-hour daylight to enable continuous, round-the-clock drilling on a rotational basis, seven days a week. While the 2025 program is primarily focused at RPM, Korbel, and Stibium, the drilling strategy remains dynamic and will be continuously evaluated. Adjustments will be made as needed based on initial drill core observations as the campaign advances, and additional diamond drill rigs will be added if the Company is successful in its application for U.S. Department of Defense funding to fast track its antimony assets.

A majority of the drilling undertaken this year will be assayed for gold, antimony, and a suite of multi-elements, with results to be released to the market progressively as laboratory assays are received.

Figure 3. Map of the Estelle project property showing the areas targeted for drilling in 2025

RPM

Approximately 10,000m of drilling is planned at RPM, with four primary objectives:

1.	Further definition of the RPM Deposit (Figure 4).

a.	Test strike extensions to the east to test below a heavily fractured zone (160m @ 0.6 g/t Au) from hole RPM-004 (ASX Announcement: 18 October 2021). This interval was hosted in hornfels and drilling plans to intercept the hornfels/intrusive contact as intrusive was observed below in RPM-003. The hornfels/intrusive contact hosts a bulk of the high-grade mineralization encountered at RPM, and testing this eastern extent will follow an observed fault zone that appears to be the primary pathway for late-stage mineralization at RPM.

b.	Upgrade the measured and indicated resources at the main RPM deposit and test intrusive dikes to the south.

c.	Continue to expand the RPM resource in the valley to the west, by targeting the hornfels/intrusive contact.

2.	Exploration drilling to the north of the current RPM North deposit targeting geochemical anomalies along the ridge line (Figure 5).

3.	Reverse-circulation (RC) drilling in the RPM glacial debris lobe area, where surface sampling in 2024 identified rock samples up to 52.3 g/t Au and till samples averaging 1.1 g/t Au over a 1.7 km strike length (ASX Announcement: 3 February 2025 and Figure 5).

4.	Hydrology wells to improve knowledge of surface and groundwater hydrology around the deposit, and to expand environmental baseline surveying to advance feasibility studies while also positioning the project for future permitting.

501600
502000
6849200
6848800
6848400
RPM North
RPM Valley
P9
P2
P1
24-1
23-1
23-13
23-14
a.
b.
c.
Previous Drilling
Drill Pads
Drill Traces
Proposed 2025 drill target area
NAD83 UTM Z5N
NOVA MINERALS

2025 Drill Targets
RPM

0 100 200 m

Figure: 4

Figure 4. 2025 drill target areas at/near the RPM deposit

RPM Ridge
RPM Glacial Lobe
RPM Ridge
RPM Deposit
P9
P2
P1
24-1
23-1
23-13
23-14
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
RPM Till - Au_ppm
Band 1 (Gray)
2
0.1
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Proposed 2025 drill target area
2025 RC Targets
RPM
0 100 200 300 400 m
Figure:
5

Figure 5. 2025 exploration drill targets outside the main RPM deposit zone

Stibium

Approximately 3,000m of drilling is planned at the Stibium prospect, targeting the establishment of a maiden mineral resource estimate for both gold and antimony (Figures 6 and 7). Surface sampling has defined a substantial mineralised zone, approximately 800m long and 400m wide, with high-impact results including (ASX Announcement: 14 January 2025):

●	12 rock samples > 30% Sb with a high of 60.5% Sb

●	10 soil samples > 0.1% Sb with a high of 2.8% Sb

●	16 rock samples > 5 g/t Au with a high of 141 g/t Au

●	35 soil samples > 1 g/t Au with a high of 25.6 g/t Au

This target will be expanded to include further diamond drill rigs if the Company is successful in its application for U.S. Department of Defense funding to fast track its antimony assets.

Stibium
STB1
STB2
STB3
33%
43%
46%
35%
35%
55%
33%
55%
57%
19%
19%
56%
4%
46%
3%
2%
2%
2%
61%
Portage Pass
Korbel
Stibium
Tomahawk
Trundle
Wombat
West Wing
Stoney
Muddy Creek
Styx
Trumpet
Train
Revelation
RPM
Rocks - Sb_ppm
0 - 5
5 - 100
100 - 500
500 - 1000
1000 - 10000
>1%
Soils - Sb_ppm
0 - 250
250 -500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
Band 1 (Gray)
5,000
100
Nova Proposed Drilling
Pending DoD Grant
NOVA MINERALS
2025 Drill Targets
Stibium - Antimony
0
100
200 m
Figure:
6

Figure 6. Antimony soils heat map with rock samples highlighting resource drill targets

STB1
STB2
STB3
Stibium
34.8
141.0
42.8
22.3
12.7
5.3
17.4
8.7
16.3
12.9
8.0
17.6
62.3
18.1
29.1
Portage Pass
Korbel
Stibium
Tomahawk
Trundle
Wombat
West Wing
Stoney
Muddy Creek
Styx
Trumpet
Train
Revelation
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Stibium Soils - Au_ppm
Band 1 (Gray)
2
0
Nova Proposed Drilling
Pending DoD Grant
NOVA MINERALS
2025 Drill Targets
Stibium - Gold
0 100 200 m
Figure:
7

Figure 7. Gold soils heat map with rock samples highlighting resource drill targets

Korbel

Approximately 2,000m of drilling is planned at Korbel, where Nova has already defined a multi-million-ounce, bulk-tonnage gold resource. This campaign will primarily focus on evaluating a potential higher-grade starter pit at Korbel Main, with the flexibility to extend the drilling to additional high-priority targets across the broader valley.

505000
Portage Pass
Korbel
Stibium
Tomahawk
Trundle
Wombat
West Wing
Stoney
Muddy Creek
Styx
Trumpet
Train
Revelation
RPM
PAD 7
28NP1
PAD 4
27NP1
25NP1
26NP1
24NP1
23NP1
PAD 3
22NP1
Blocks C&D
Korbel Main
H1
20NP1
PAD 5
PAD 1
20NP2
19NP1
18NP1
H4
6875000
16NP2
19NP2
17NP2
H8
17NP1
PAD 2
16NP1
PAD 6
H5
15NP1
13NP1
14NP1
You Beauty
12NP2
YBU-P1
CAT_03
PAD 10
6874000
Cathedral
CAT_01
504000
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Proposed 2025 drill target area
Korbel Main 2023 pit shell
2025 Drill Targets
Korbel
0
200
400 m
Figure:
8

Figure 8. Map of the Korbel Valley area showing potential 2025 drill targets

Surface Exploration Sampling and Mapping Program

An extensive regional surface exploration program will run in parallel with drilling, with field teams conducting geological mapping, geochemical sampling, and target delineation across the broader Estelle Project area. This work will specifically focus on identifying and advancing new high-priority prospects to support future resource growth. High-priority areas will include adding coverage north of Korbel, increasing sample density between Portage Pass and Tomahawk, and follow-up mapping and sampling at West Wing, Styx, and the greater Train area (Figure 9). Korbel, West Wing, and Styx all offer a good opportunity to discover increased mineralization near the intrusive/hornfels (Kahiltna Flysch) contacts. In addition, infill sampling will be conducted at RPM and Styx.

500000
510000
520000
6880000
6870000
6860000
6850000
Korbel
Portage Pass
Stibium
Estelle Camp
Tomahawk
Wombat
Trundle
Stoney
West Wing
Muddy Creek
Trumpet
Train
Styx
Revelation
RPM
g - glacier
Kfy - Kahiltna Flysch
QTs - Quaternary and Tertiary Surfical Deposits
TKgi - Tertiary to Cretaceous Granitic Rocks
TKpr - Tertiary to Cretaceous Flows and Pyroclastic Rocks
Toeg - Tertiary Granitic Rocks
Tvme - Tertiary Volcanic Rocks

Proposed 2025 surface exploration target area

2025 Recon Targets
Estelle Property

0 2.5 5 km

Figure: **9**

Figure 9. Map of the Estelle project highlighting areas for surface sampling work in 2025

Feasibility Study Test-Work

Alongside its ongoing exploration and drilling programs, Nova is making significant progress in its metallurgical, environmental, and process engineering test work. These efforts are advancing the current feasibility study and are aimed at streamlining the permitting process.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years’ experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196